FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 16, 2005
DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

Documents Included as Part of this Report

No.	Document

1.	Press Release Dated November 16, 2005

Contacts:
Suzanne Wintrob	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 173	905-415-0310 ext. 271
swintrob@datamirror.com	pcauley@datamirror.com

DataMirror Announces Support for Microsoft SQL Server 2005

Transformation Server delivers Real-Time Integration with Microsoft SQL Server 2005

TORONTO and SANTA CLARA, Calif. - (November 16, 2005) - DataMirror® (TSX: DMC - News), a leading provider of real-time data integration, auditing, and protection solutions, today announced that Transformation Server, DataMirror’s real-time, bi-directional data integration solution, fully supports Microsoft SQL Server 2005. Transformation Server provides seamless integration with SQL Server 2005 so organizations can increase productivity, enhance performance and make better decisions.

With Transformation Server, SQL Server 2005 customers gain a scalable and high performance change-data-capture solution that extends SQL Server 2005 data warehousing and operational business intelligence initiatives. Transformation Server integrates transactions between mainframes running legacy applications and SQL Server-based data warehouses, to provide real-time business intelligence and enhanced reporting. Data also flows in real-time to Web-based applications hosted by SQL Server 2005, letting customers and employees access up-to-date information and enabling developers to create new Web applications within the Microsoft .NET environment.

"DataMirror, a Microsoft partner, has more than 10 years of experience with real-time data integration software that supports and extends the benefits of SQL Server,” said Stewart Ritchie, Senior Vice President, Worldwide Sales, DataMirror. “With the right software in place, organizations can develop products quickly, deliver superior customer service, improve performance, and enable efficient business processes.”

DataMirror Transformation Server integrates seamlessly with SQL Server 2005 and provides bi-directional data integration into SQL Server systems from other relational databases - such as Oracle, DB2, UDB and Sybase - and data stores running on a range of platforms including OS/400, z/OS, AIX, Solaris, HP UNIX, Linux and Windows. DataMirror’s scalable, high-performance Change Data Capture (CDC) technology immediately detects changes to source data and flows them into SQL Server in real time.

For more information about DataMirror Transformation Server, visit www.datamirror.com/ts.

About DataMirror

DataMirror (TSX: DMC), a leading provider of real-time data integration, auditing, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada, and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: November 16, 2005	By:	/s/ Peter Cauley
Peter Cauley
Chief Financial Officer